PANNONPLAST

03 JUL -3 7:21

MŰANYAGIPARI
RÉSZVÉNYTÁRSASÁG
Elnök - Vezérigazgató
1225 Budapest, Nagytétényi út 216-218.
1780 Budapest, Pf. 51.
Telefon: 207-1936, 207-1928
Telefax: 207-1525
drfeher@pplast.datanet.hu
www.pannonplast.hu

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Stop 3-9



Budapest, June 20, 2003

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

SUPPL

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Extraordinary Announcement

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,



Dr. Erzsébet Fehér



Enclosure

File No. 82-4548

Extraordinary Announcement

The CEO and Chairwoman of Pannonplast Rt. hereby requests the public speakers as well as the representatives of the press that in the context of the presently ongoing investigation they avoid using the terminology "The Pannonplast-affair", hence damaging the company's reputation and business interests.

The investigation of the Hungarian Financial Supervisory Authority (PSZAF), as it was published this week, concerned the Stock Exchange transfers of Pannonplast shares and the assumed synchronized investment activity of Pevdi Divat Kft. (having bought 12%) and Britton Kft.-Kartonpack Kft. (also having acquired 12%).

As a publicly listed company on the Budapest Stock Exchange, Pannonplast can not be held liable for the stock exchange transfers of its shares in general terms, and not in the present situation in particular. The company has no control whatsoever over the public trades. At the same time, in the current, high profile situation the Board of Directors exercised utmost care, fully in accordance with the relevant chapters of Articles of Association and drew the attention of PSZAF to the issue on 22 April 2003.

The terminology "Pannonplast-affair" hurts the interest of the company's shareholders including the local investor base as well as the various foreign institutions holding about 25% stake. The terminology may also cause loss of confidence with Pannonplast's wide array of buyers, its multinational client base, and strategic partners.

Pannonplast finds it crucial that the press as well as the public speakers consider that with their wording "Pannonplast-affair" they cause unforeseeable damage to a company which is known throughout Europe, enjoys outstanding reputation and employs around 2000 employees.

Budapest, 20th, June 2003

Dr. Erzsébet Fehér
President of Pannonplast Plc's BOD